

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

July 27, 2007

Shaswat Das, Esq.
Assistant General Counsel
NASD
1735 K Street, NW
Washington, DC 20006-1506





Re: Statutory Disqualifications

Dear Mr. Das:

In your letter dated July 27, 2007, you request assurance on behalf of NASD that the staff of the Division of Market Regulation ("Staff") will not recommend enforcement action to the Commission under Section 15A(g)(2) of the Securities Exchange Act of 1934 ("Exchange Act") or Rule 19h-1(a) thereunder if NASD does not file notice with the Commission for a limited class of persons that NASD proposes to admit to or continue in membership or association with a member, notwithstanding specific statutory disqualifications as described herein.

As you explain in your letter, NASD recently filed with the Commission a proposed rule change to amend the NASD By-Laws to implement certain governance and related changes to effectuate the consolidation of the member firm regulatory functions of NASD and NYSE Regulation, Inc. ("NYSE Regulation").[1] Among other things, the proposed rule change amends the definition of "disqualification" in the NASD By-Laws to conform to the federal securities laws, such that any person subject to a statutory disqualification, as set forth in Section 3(a)(39) of the Exchange Act, also will be subject to disqualification under NASD rules. The revised definition of "disqualification" will cause a limited number of individuals to be subject to NASD eligibility proceedings for persons subject to disqualification (i.e., NASD Rule 9520), who were not subject to those proceedings before the definitional change. The proposed rule change becomes effective upon the closing of the consolidation transaction.

You represent also that, concurrent with the consolidation of NASD and NYSE Regulation regulatory functions, NASD has been in the process of updating and improving the efficiency of its eligibility proceedings for persons subject to

[1] See Securities Exchange Act Release No. 55495 (March 20, 2007); 72 FR 14149 (March 26, 2007) (SR–NASD–2007–023). See also Securities Exchange Act Release No. 56145 (July 26, 2007) (SEC Order Approving SR-NASD-2007-023).

disqualification. As part of that effort, you note that NASD will be filing subsequent rule changes to address the applicable eligibility proceedings, including those governing the limited class of persons subject to disqualification as a result of the definitional change. You indicate that you expect to make this filing within 90 days of closing of the consolidation transaction. However, until the eligibility rule changes are adopted, NASD will not have the necessary procedures in place for such persons.

Based on the facts and representations set forth in your letter, the Staff will not recommend enforcement action to the Commission against NASD under Section 15A(g)(2) of the Exchange Act or Rule 19h-1(a) thereunder if NASD does not file notice with the Commission solely for the limited class of persons subject to a statutory disqualification as a result of the revised definition of "disqualification" between the time the amended NASD By-Laws become effective and the effective date of related eligibility procedures. In granting this relief, we note in particular your representation that, during the period this relief is in effect, NASD will continue to file the notices required under Rule 19h-1(a) of the Exchange Act for those persons subject to statutory disqualifications under the current definition of "disqualification" in the NASD By-Laws.

This no-action position is subject to modification or revocation if at any time the Staff determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, this position is based solely upon the representations you have made and is limited strictly to the facts and circumstances described in your letter. Any different facts or circumstances may require a different response. Finally, we express no view with respect to other questions the proposed activities of NASD may raise.

Sincerely,



Catherine McGuire
Chief Counsel

Shaswat Das
Assistant General Counsel

Direct: (202) 728-8191
Fax: (202) 728-8264


NASD

July 27, 2007

Ms. Catherine McGuire
Chief Counsel
Division of Market Regulation
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Statutory Disqualifications

Dear Ms. McGuire:

NASD respectfully requests that the staff of the Division of Market Regulation ("Staff") of the Securities and Exchange Commission ("SEC" or "Commission") provide assurances that it will not recommend enforcement action to the Commission pursuant to Section 15A(g)(2) or Rule 19h-1(a) of the Securities Exchange Act of 1934 ("Exchange Act") if NASD does not file notice with the Commission for a limited class of persons that NASD proposes to admit to or continue in membership or association with a member, notwithstanding specific statutory disqualifications, as described herein.

NASD recently filed with the Commission a proposed rule change to amend the NASD By-Laws to implement certain governance and related changes to effectuate the consolidation of the member firm regulatory functions of NASD and NYSE Regulation, Inc. ("NYSE Regulation").[1] The proposed rule change also makes limited conforming changes to the NASD By-Laws.

Among other things, the proposed rule change amends the definition of "disqualification" in the NASD By-Laws to conform to the federal securities laws, such that any person subject to a statutory disqualification, as set forth in Section 3(a)(39) of the Exchange Act, also would be subject to disqualification under NASD rules. The revised definition of "disqualification" will cause a limited number of individuals to be subject to NASD eligibility proceedings for persons subject to disqualification (i.e., NASD Rule 9520),

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1 See Securities Exchange Act Release No. 55495 (March 20, 2007); 72 FR 14149 (March 26, 2007) (SR–NASD–2007–023). See also Securities Exchange Act Release No. 56145 (July 26, 2007) (SEC Order Approving SR-NASD-2007-023).

who were not subject to those proceedings before the definitional change. The proposed rule change becomes effective upon the closing of the consolidation transaction.

Concurrent with the consolidation of NASD and NYSE Regulation regulatory functions, NASD has been in the process of updating and improving the efficiency of its eligibility proceedings for persons subject to disqualification. As part of this effort, NASD will be filing subsequent rule changes to address the applicable eligibility proceedings, including those governing the limited class of persons subject to disqualification as a result of the definitional change. We expect to make this filing within 90 days of closing of the consolidation transaction. However, until the eligibility rule changes are adopted, NASD will not have the necessary procedures in place for such persons.

Consequently, we seek the above-referenced no-action relief for the transitional period between the time the amended NASD By-Laws become effective and the effective date of the related eligibility procedures. This relief is requested only with regard to notice filings for the limited class of persons subject to a statutory disqualification as a result of the revised definition of "disqualification."[2] NASD's treatment of persons who had been subject to a statutory disqualification before the revised definition was in effect would not be affected by this relief.

We appreciate the Staff's consideration of this request. If there are any questions, please contact me at 202-728-8191, or Patrice Gliniecki, Senior Vice President and Deputy General Counsel, at 202-728-8014.

Sincerely,



Shaswat K. Das

cc: Brian Bussey

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[2] NASD will continue to file the notices required under Rule 19h-1(a) of the Exchange Act for those persons subject to statutory disqualifications under the current definition of "disqualification" in the NASD By-Laws.

TO: Seretha Pearsall
Branch of Public Reference
Stop 0102, Room 2532 @ Station Place

Brian Johnson
Filer Support 2
Stop 1-4, Room 2531 @ Station Place

FROM: Linda Stamp Sundberg
Office of Chief Counsel
Division of Market Regulation

RE: Recent Letters

DATE: September 25, 2007

Enclosed is a recent no-action letter issued by this office. Please make these letters publicly available in accordance with the provisions of 17 C.F.R. § 200.81.

Please call me at 551-5579, if you have any questions. Thank you.

Enclosure

NASD – No-action relief regarding Exchange Act Section 15A(g)(2) and Rule 19h-1(a) and specific statutory disqualifications

END